April 4, 2016

Larry Spirgel, Assistant Director

Securities Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Re:	Request to Withdraw
Signal Bay, Inc. Registration Statement on Form S-1 Filed October 30, 2015 File No. 333-207699

Dear Larry Spirgel:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), Signal Bay, Inc. (the Company") requests the withdrawal of the Company's Registration Statement on Form S-1, originally filed on October 30, 2015 (the "Registration Statement"). The Registration Statement has not been declared effective, and no shares of the Company's common stock have been sold under the Registration Statement.

The Company requests that in accordance with Rule 457(p) under the Securities Act, all fees paid to the U.S. Securities and Exchange Commission (the "Commission") in connection with the filing of the Registration Statement be credited for future use.

Please email a copy of the written order to the Company, attention William Waldrop at William@signalbay.com

If you have any questions with respect to this matter, please call securities counsel for the Company, Ms. Arden Anderson at (619) 924-9600. Thank you for your assistance in this matter.

Very truly yours,

By:	/s/ William Waldrop
William Waldrop
CEO of Signal Bay, Inc.

9484 S. Eastern Ave, Suite 141	T: 888-978-5066
Las Vegas, NV 89123	F: 866-820-1141